Exhibit 99.2

ENGILITY ENTERS INTO DEFINITIVE AGREEMENT TO ACQUIRE TASC

Highly Complementary Businesses Will Create a Leader in Government Services Industry

with Greater Scale and Diversified Customer Base

Transaction to Provide Access to Important Intelligence Community Customer Base and

Deliver Substantial Cost Savings

Immediately Increases Free Cash Flow

Expected to be Significantly Accretive to 2016 Adjusted EPS

Engility Stockholders to Receive Special Dividend of Approximately $11.40 Per Share in Cash

CHANTILLY, Va., Oct. 28, 2014 – Engility Holdings, Inc. (NYSE: EGL) and TASC, Inc. today announced that they have entered into a definitive agreement under which Engility will acquire privately-held TASC, a leading professional services provider to the national security and public safety markets, in an all-stock transaction valued at approximately $1.1 billion, including the assumption of net debt. This transaction will build on the strengths of each company to create a leading government services provider with expected combined pro-forma revenue of approximately $2.5 billion in 2014. The transaction was approved by the Boards of Directors of both companies and is expected to close in the first quarter of 2015.

“The combination of our two complementary businesses is transformational and represents a unique opportunity to create a top-tier government services company,” said Tony Smeraglinolo, Engility President and Chief Executive Officer. “Since our successful spin-off and through our recent acquisition of DRC, which created substantial benefits for our stockholders, we have built a strong track record of developing and executing integration strategies that drive meaningful top- and bottom-line synergies. We expect this transaction to extend our track record and accelerate our growth strategy, which is focused on further diversifying our customer base, adding substantial scale to our business, broadening our capabilities and increasing our addressable market. Following the completion of the transaction, we expect our stockholders to benefit from an enhanced adjusted earnings growth rate, a significantly increased free cash flow and a lower effective cash tax rate.”

Founded in 1966, TASC is a leading provider of enterprise systems engineering, mission-enabling architectures and value-based solutions for the national security and public safety markets. TASC has a substantial presence in the Intelligence Community, Space and other markets in which Engility is underrepresented. TASC, which is controlled by affiliates of Kohlberg Kravis Roberts & Co. L.P. and General Atlantic LLC (which form the “TASC Investors”), has approximately 4,000 employees, is a prime contractor on approximately 85% of its work and is expected to generate approximately $1.1 billion in revenue and approximately $90 million in adjusted EBITDA in calendar year 2014. The purchase price represents a multiple of 7.9x on TASC’s estimated 2014 EBITDA, after adjusting for the net present value of its tax assets.

The transaction combines two highly complementary businesses to form an entity with the scale and diversity of offerings to secure a leading position in the government services industry. TASC’s well-recognized technical capabilities complement Engility’s low-cost differentiation and will allow the combined company to deliver affordable high-quality services to its expanded customer base. On a pro-forma basis, following the close of the transaction, the combined company is expected to generate approximately $2.5 billion in revenue and approximately $210 million in combined adjusted EBITDA in 2014, excluding cost savings.

“TASC has a long history of providing the insight and innovation federal customers rely on to address their most complex, mission-critical national security challenges. Together with Engility, we will offer customers an even more comprehensive suite of high-quality offerings to meet their evolving mission and affordability requirements,” said John Hynes, President and Chief Executive Officer of TASC. “Our employees’ dedication and hard work made TASC the outstanding company it is today. I look forward to working with Tony and the Engility management team on a smooth integration that allows us to expand our value to customers’ missions of national importance.”

Mr. Smeraglinolo continued, “TASC has an outstanding reputation and longstanding relationships with its customers, particularly in the Intelligence Community, and we intend to continue to go to market leveraging its record of success. I look forward to welcoming TASC’s impressive group of talented employees to Engility and to building upon the momentum our respective current employees have worked so hard to create.”

Under the terms of the agreement, the company will maintain the Engility Holdings, Inc. name and continue to be traded on the New York Stock Exchange under the ticker symbol “EGL.” Given the strong heritage of both companies in their respective markets, following closing, the combined company will continue to serve customers under both the Engility and TASC brands. Engility stockholders of record as of the date prior to the closing of the transaction will receive a special cash dividend of approximately $11.40 per share for each Engility share they own, subject to final adjustments depending on Engility’s diluted share count at time of closing. TASC stockholders will receive approximately 18.9 million shares of Engility Holdings, representing an approximately 51% ownership stake in the combined company on a pro-forma, fully-diluted basis. The transaction is valued at approximately $1.1 billion, including the assumption of approximately $613 million in net debt and the net present value of TASC’s tax assets.

Effective as of the closing, Engility will enter into a Stockholders Agreement with the TASC Investors. As part of the Stockholders Agreement, the board will expand from seven to 11 members, with the TASC Investors entitled to nominate, and holding sufficient votes to elect, the additional four members. The Stockholders Agreement also includes provisions that place certain limitations on the transfer and voting of the Engility shares held by the TASC Investors.

Strategic and Financial Benefits of Transaction

•

Diversified and Balanced Portfolio: With an expected $2.5 billion diversified and balanced portfolio across the government services industry, the combined company will have a significantly broader services offering. Upon completion of the transaction, the combined company will have a leading position in the Intelligence Community and high-end technical consulting markets. In addition, Engility’s overall concentration in the Defense market will be reduced from approximately 64% to approximately 48%; approximately 28% of its business will be with Intelligence customers and 24% of its business will be with Federal Civilian agency customers.

•	Expands Customer Base, Capabilities and Addressable Market: TASC will bring more than 850 contracts and task orders to the combined company that have minimal overlap with Engility’s current contract vehicles and customers. These additions will expand and diversify Engility’s customer footprint across the government services industry. TASC enhances Engility’s existing broad services offerings by adding capabilities in intelligence analysis, space systems architecture analysis, cyber forensics and cybersecurity, ISR operations, geospatial intelligence, data analytics, enterprise transformation, test and evaluation, secure cloud computing and mobile applications. After the transaction closes, in addition to the Intelligence Community, the combined company will have a meaningful presence and longstanding relationships with an attractive and expanded customer set, including the Air Force, National Aeronautics and Space Administration (NASA), and the Defense Information Systems Agency (DISA), among others. The transaction will also enhance the combined company’s position with the Department of Homeland Security (DHS), Defense Threat Reduction Agency (DTRA), Federal Aviation Administration (FAA), Missile Defense Agency (MDA) and Naval Sea Systems Command (NAVSEA). Engility expects this transaction to substantially expand its addressable market opportunity in government services.

•	Enhanced Value for Customers: The size and scale of the combined company will enable it to provide even greater value to its customers by providing a broader range of services to meet their needs. With a collective workforce of approximately 11,000 highly-skilled employees and a shared commitment to providing exceptional services, the combined company will be even better equipped to serve its customers. In addition, the combined company expects its customers to realize future savings on work under cost plus contracts given the savings that it expects to realize as it distributes infrastructure costs over a larger revenue base.

•	Significant Cost Savings Opportunities: The combination of Engility and TASC is expected to generate approximately $35 million in cost synergies by year end 2016, with a portion of these synergies achieved during 2015. The combined company expects to achieve approximately $50 million in run rate cost synergies by 2018. Engility and TASC expect to achieve these savings by implementing best practices throughout the combined company’s operations and eliminating duplicative costs.

•	Enhanced Free Cash Flow: Once the transaction closes, the combined company will benefit from TASC’s approximately $1.4 billion of tax attributes, including net operating losses (“NOLs”), with a net present value of approximately $370 million. These tax assets will significantly reduce the combined company’s net cash tax expense through 2024, positioning it to generate substantial free cash flow and rapidly de-lever.

•	Increased Profitability: Following the completion of the transaction, Engility is expected to have a strong financial profile with a solid balance sheet. The combined company is expected to improve its operating margins relative to standalone forecasts and the transaction is expected to be significantly accretive to 2016 earnings per share, after adjusting for, among other things, amortization of acquired intangibles and cash taxes.

Management and Board Composition

The combined company’s senior leadership team will comprise executives from both Engility and TASC. Tony Smeraglinolo will be the combined company’s President and Chief Executive Officer, and John Hynes, current President and Chief Executive Officer of TASC, will become Chief Operating Officer of the combined entity. Edward P. Boykin, chairman of Engility, and Peter A. Marino, currently chairman of TASC, will become non-executive co-chairs of the combined company.

As discussed above, following the completion of the transaction, Engility’s Board of Directors is expected to be expanded to 11 members from seven members, which will include four nominees from the TASC Investors, one of whom will be Mr. Marino. Under the terms of the Stockholders Agreement, the public stockholders of Engility will continue to elect a majority of the combined company’s Board members.

Financing and Approvals

The transaction, which has been approved by the Boards of Directors of Engility and TASC, is expected to close in the first quarter of 2015. The transaction is subject to approval of the stockholders of both Engility and TASC, consummation of the contemplated financing, regulatory approvals including clearance under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, and other customary closing conditions. Pursuant to a voting agreement, the TASC Investors have already agreed to vote in favor of and adopt the merger agreement.

Engility will be assuming TASC’s debt and raising approximately $585 million in incremental debt to fund the refinancing of its existing debt and the special cash dividend. This will result in a net debt to 2014 adjusted EBITDA of approximately 4.7x, based on calculations under the Company’s bank covenants. Due to the strong free cash flow of the combined entity, Engility expects that it will reduce its net debt to trailing 12-month adjusted EBITDA to approximately 2.5x by the end of 2017. Engility has received financing commitments from Barclays and Jefferies Finance LLC in connection with the funding of the transaction.

Advisors

Barclays is serving as financial advisor to Engility and providing a fairness opinion, and Weil, Gotshal & Manges LLP and Bass, Berry & Sims PLC are serving as legal advisors. Lazard is serving as financial advisor and providing a fairness opinion to the Engility Board of Directors. Simpson Thacher & Bartlett LLP is serving as legal advisors to TASC. Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as legal advisor for General Atlantic. Jefferies Finance LLC is serving as financial advisor to TASC and Renaissance Strategic Advisors is serving as a strategic advisor to TASC.

Conference Call and Webcast

Engility and TASC executives will host a conference call at 5:00 PM ET today, October 28, 2014, to discuss the details of this announcement. The conference call can be accessed by dialing (877) 703-6109 (U.S. dial-in) or (857) 244-7308 (international dial-in) and the passcode is 70379558. A replay of the call will be available on Engility’s website approximately two hours after the conference call and continuing for one year. A telephonic replay also will be available through November 28, 2014 at (888) 286-8010 (domestic) or (617) 801-6888 (international) and entering pass code 33672993. The webcast and presentation accompanying the conference call will be available on Engility’s website (http://www.engilitycorp.com/) prior to the start of the call.

About Engility

Engility is a pure-play government services contractor providing highly skilled personnel wherever, whenever they are needed in a cost-effective manner. Headquartered in Chantilly, Virginia, Engility is a leading provider of specialized technical consulting, program and business support services, engineering and technology lifecycle support, information technology modernization and sustainment, supply chain services and logistics management, and training and education for the U.S. Government. To learn more about Engility, please visit www.engilitycorp.com.

About TASC

Founded in 1966, TASC is a trusted partner to intelligence, defense and civilian agency customers. TASC provides mission-critical enterprise systems engineering, mission-enabling architectures and value-based solutions for the national security and public safety markets. Drawing upon extensive domain knowledge, subject-matter expertise and technical resources, TASC delivers the strategic and tactical insight needed to help customers meet their most complex national security challenges. To learn more about TASC, visit www.TASC.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding Engility’s future prospects, projected financial results, estimated integration costs and acquisition related amortization expenses, business plans and the benefits of the business combination transaction involving Engility and TASC, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are also used to identify these forward-looking statements. These statements are based on the current beliefs and expectations of Engility’s management and are subject to significant risks and uncertainties.

Actual results may differ from those set forth in the forward-looking statements. Forward-looking statements are made only as of the date hereof, and neither Engility nor TASC undertakes any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, historical information should not be considered as an indicator of future performance.

In addition to factors previously disclosed in Engility’s reports filed with the Securities and Exchange Commission (“SEC”), the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Engility and TASC shareholders and obtaining the requisite financing, on the expected terms and schedule; other delay in closing the merger; difficulties and delays in integrating the Engility and TASC businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; credit and financing risk; the inability to sustain revenue and earnings growth; the increased leverage and interest expense of the combined company, changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in Engility’s stock price before closing, including as a result of the financial performance of TASC prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and legislative and regulatory actions and reforms.

ADDITIONAL INFORMATION FOR STOCKHOLDERS

In connection with the proposed merger, Engility Holdings (“Engility”) will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy/consent solicitation statement of Engility and TASC Parent Corporation (“TASC”) and a prospectus of Engility, as well as other relevant documents concerning the proposed transaction. Engility will mail the definitive joint proxy/consent solicitation statement/prospectus to the Engility and TASC stockholders. STOCKHOLDERS OF ENGILITY AND TASC ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy/consent solicitation statement/prospectus (when available) and other filings containing information about Engility at the SEC’s website at www.sec.gov. The joint proxy/consent solicitation statement/prospectus (when available) and the other filings may also be obtained free of charge at Engility’s website at www.Engilitycorp.com under the tab “Investor Relations,” and then under the heading “SEC Filings.”

Engility, TASC and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Engility stockholders in connection with the proposed merger. Information about the directors and executive officers of Engility and their ownership of Engility common stock is set forth in the proxy statement for Engility’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 11, 2014.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy/consent solicitation statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraphs.

NO OFFERS OR SOLICITATIONS

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

For Engility:

Corporate Communications

Eric Ruff, 703-375-6463

eric.ruff@Engilitycorp.com

Investor Relations and Corporate Communications

Dave Spille, 703-375-4221

dave.spille@Engilitycorp.com

For TASC:

Corporate Communications

Amy Gooen, 703-449-3347

amy.gooen@TASC.com